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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)


                                 DATASCOPE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    238113104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


           |_|    Rule 13d-1(b)
           |X|    Rule 13d-1(c)
           |_|    Rule 13d-1(d)


-------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 238113104                  13G                       PAGE 2 OF 6 PAGES


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lawrence Saper

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,335,413
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,335,413
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,335,413

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     15.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 6 PAGES


________________________________________________________________________________
Item 1(a).  Name of Issuer:

Datascope Corp.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

14 Philips Parkway
Montvale, NJ  07645

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Lawrence Saper

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

c/o Datascope Corp.
14 Philips Parkway
Montvale, NJ  07645

________________________________________________________________________________
Item 2(c).  Citizenship:

USA

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock

________________________________________________________________________________
Item 2(e).  CUSIP Number:

238113104

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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                                                               PAGE 4 OF 6 PAGES

Item 4.  Ownership.


     (a)  Amount beneficially owned: 2,335,413(1)


     (b)  Percent of class:  15.8%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 2,335,413


          (ii)  Shared power to vote or to direct the vote: 0


          (iii) Sole power to dispose or to direct the disposition of: 2,335,413


          (iv)  Shared power to dispose or to direct the disposition of: 0



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable


________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Not applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not applicable

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(1)      Does not include (i) 3,150 shares owned by Mr. Saper's wife, Carol
         Saper, a citizen of the United States residing at 812 Park Avenue, New York, New York, and (ii) 29,831 shares held in trusts for the benefit of Mr. Saper's minor children, the trustees of which are Carol Saper and Martin Nussbaum, a citizen of the United States residing at 17 Midwood Drive, Greenwich, CT. The Trustees have the sole right to vote and dispose of such shares. Mr. Saper disclaims beneficial ownership of all of the foregoing shares.

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                                                               PAGE 5 OF 6 PAGES

________________________________________________________________________________
Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               PAGE 6 OF 6 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/   Lawrence Saper
                                        ----------------------------------------
                                        Name:  Lawrence Saper
                                        Title: Chairman of the Board and
                                               Chief Executive Officer

Date: January 11, 2002